

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2019

(With Report from Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Suite 3200
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Duane Church 980-260-6766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP PCAOB Registration #185
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 3200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duane Church _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wells Fargo Securities, LLC _____ , as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____



Signature

Chief Financial Officer
_____
Title



CASSANDRA C GADDY
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Suite 1000
620 S. Tryon Street
Charlotte, North Carolina 28202-1842

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Wells Fargo Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC
(the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

Charlotte, North Carolina
February 28, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Assets

Cash	$	111,424
Cash segregated under federal and other regulations		2,361,878
Securities borrowed		31,926,833
Securities purchased under agreements to resell		21,350,116
Receivable from broker-dealers and clearing organizations		18,717,937
Receivable from customers, net		7,125,995
Financial instruments owned, at fair value ($47,985,985 pledged as collateral)		59,637,269
Property, equipment and leasehold improvements, net		6,261
Goodwill		79,687
Receivable from affiliates		21,102
Other assets		496,040
Total assets	$	141,834,542

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	88,247,805
Securities loaned		4,391,948
Payable to customers		12,818,048
Payable to broker-dealers and clearing organizations		325,425
Payable to non-customers		460,840
Financial instruments sold, not yet purchased, at fair value		15,391,558
Borrowings		6,145,224
Payable to affiliates		57,040
Other liabilities		1,095,075
Total liabilities		128,932,963
Subordinated borrowings		7,300,000
Member's equity:		
Member's contributions		1,565,244
Accumulated earnings		4,036,335
Total member's equity		5,601,579
Total liabilities and member's equity	$	141,834,542

The accompanying notes are an integral part of this Statement of Financial Condition.

(1)   Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investment Protection Corporation (SIPC). The Company is also a registered Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (FDIC).

The Company clears some of its customers' transactions through Wells Fargo Clearing Services, LLC (WFCS), an affiliated clearing broker-dealer, on a fully disclosed basis.

The Company self clears the majority of its institutional customer accommodation and market-making transactions. Some futures are carried and cleared by an unaffiliated broker-dealer.

The Company is approved to act as a clearing prime broker. The Company is also designated as a Primary Dealer in U.S. government securities by the Federal Reserve Bank.

The Company is a member of various exchanges where it is approved to trade, execute and clear interest rate swaps, futures and options.

On September 27, 2019, S&P Global (S&P) affirmed the long- and short-term issuer credit ratings of A+/A-1 on the Company. The ratings on the Company are based on its core status to WFC under S&P's group ratings methodology.

(2)   Summary of Significant Accounting Policies

(a) Accounting Standards Adopted in 2019

ASU 2016-02 *Leases* (Topic 842) requires lessees to recognize leases in the Statement of Financial Condition with lease liabilities and corresponding lease right of use (ROU) assets based on the present value of lease payments. The Company adopted the guidance on January 1, 2019 using the modified retrospective method and practical expedients for transition. The practical expedients allowed the Company to largely account for its leases consistent with prior guidance except for the incremental Statement of Financial Condition recognition for lessees. The implementation of this guidance did not have a material impact on the measurement, recognition or disclosure of leases in the Statement of Financial Condition.

(b) Accounting Guidance not yet adopted

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* (Topic 326) changes the accounting for the measurement of credit losses on financial assets carried at amortized cost. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) measurement to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The Company will adopt this new guidance on January 1, 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption was permitted beginning in January 2019, the Company did not elect that option. The new guidance had an immaterial impact on the Company's Statement of Financial Condition.

(c) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. It is the Company's policy to report reverse repurchase agreements and repurchase agreements with the same counterparty on a net basis when the conditions for netting as specified in U.S. generally accepted accounting principles (U.S. GAAP) are met. It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(d) Securities Transactions

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value and recorded on a trade-date basis.

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade-date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates their fair values.

(e) Securities Lending Activity

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The

Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

In accordance with U.S. GAAP, when the Company borrows securities against securities collateral, the Company is not required to record those transactions in the Statement of Financial Condition.

(f) Derivatives

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses, and are included in financial instruments owned and financial instruments sold, not yet purchased in the accompanying Statement of Financial Condition.

Most of the Company's derivative transactions are executed under master netting arrangements. The Company reflects all derivative balances and related cash collateral subject to enforceable master netting arrangements on a net basis in the Statement of Financial Condition. Statement of Financial Condition netting adjustments are determined based on the terms specified within each master netting arrangement and at the counterparty level for which there may be multiple contract types. For disclosure purposes, adjustments are allocated to the contract type for each counterparty proportionately based upon gross amounts recognized by counterparty. As a result, the net amounts disclosed by contract type may not represent the actual exposure upon settlement of the contracts. Statement of Financial Condition netting does not include non-cash collateral that is received and pledged.

The Company applies settlement to market treatment for the cash collateralizing its interest rate derivative contracts with certain centrally cleared counterparties. As a result, derivative balances with these counterparties are considered settled by the collateral.

(g) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for year ended December 31, 2019. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2007 and forward.

(Dollars in thousands)

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the Statement of Financial Condition.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2019, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(h) Goodwill

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company has an option of performing a qualitative assessment of goodwill. The Company may elect to bypass the qualitative test and proceed directly to a quantitative test to compare the estimated fair value to the carrying value. If the reporting unit's fair value is less than the carrying amount, an additional test is required to measure the amount of impairment. The Company recognizes impairment losses as a charge to expenses and an adjustment to the carrying value of the goodwill asset. The Company's most recent impairment evaluation indicated that the Company's goodwill was not impaired and there are no events or circumstances that indicate possible impairment as of December 31, 2019. At December 31, 2019, WFS had one reporting unit.

(i) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(j) Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(3) Cash and Securities Segregated Pursuant to Federal and other Regulations

Under the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC), a reserve requirement did not exist at December 31, 2019 and therefore no cash or securities were on deposit at December 31, 2019. There is no required deposit for the proprietary accounts of brokers (PAB), and therefore no cash or securities were on deposit at December 31, 2019.

(Dollars in thousands)

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $62,875, $66,025, and $13,923, respectively, is held in accounts at non affiliate banks and is reflected in cash segregated pursuant to federal regulations in the Statement of Financial Condition. In addition, $1,259,794 of client cleared swaps funds, $88,548 of secured funds and $870,713 of segregated funds, are held in accounts at an affiliate bank, and reflected in cash segregated pursuant to Federal and other regulations in the Statement of Financial Condition.

The Company is required to post margin at exchanges to meet customer and firm requirements. The Company deposited $2,297,630 of investments of customer funds in securities with clearing organizations as margin at December 31, 2019. These segregated securities are included in financial instruments owned, at fair value in the Statement of Financial Condition. The Company also entered into securities purchased under agreement to resell contracts using $10,799 of customers' secured funds at December 31, 2019.

Additionally, the Company segregated $8,504,731 of customer specific owned securities deposited at non-affiliated banks and clearing organizations at December 31, 2019. These segregated securities are not included in the Statement of Financial Condition.

(4) Receivable from and Payable to Customers

Receivable from and payable to customers represent the balances arising in connection with the settlement of cash securities, derivative and securities-based lending transactions. Receivables from customers also include margin loans to customers and customer cash debits. Payable to customers includes customer free credits. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same customer's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. The amounts receivable from customers are generally collateralized by securities owned by the customer, the value of which is not reflected in the accompanying Statement of Financial Condition. At December 31, 2019, customer receivables of $20,839 were unsecured.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts in the amount of $3,772 as of December 31, 2019.

(Dollars in thousands)

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2019:

Receivable from broker-dealers and clearing organizations:		
Unsettled trades, net	$	14,845,536
Receivable from derivative clearing organizations		3,026,921
Clearing fund deposits		179,090
Receivable from carrying brokers		94,381
Receivable from clearing corporations		131,552
Guaranty deposits		277,335
Syndicate receivable		133,690
Securities failed to deliver		18,791
Other		10,641
	$	18,717,937
Payable to broker-dealers and clearing organizations:		
Syndicate payable		103,609
Payable to derivative clearing organizations		104,144
Securities failed to receive		76,873
Payable to carrying brokers		40,799
	$	325,425

(6) Payable to Non-Customers

Payable to non-customers represent payable to affiliates for their futures, options and cleared swaps accounts that the Company clears for them. The balance consists of the following at December 31, 2019:

Payable to Wells Fargo Bank, N.A.	$	416,904
Payable to Wells Fargo Commodities, LLC		31,063
Payable to Wells Fargo Fund Management, LLC		10,176
Payable to Union Hamilton Reinsurance, Ltd.		2,697
	$	460,840

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

Year Ended December 31, 2019

(Dollars in thousands)

(7)   Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2019, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below:

	Financial instruments owned	Financial instruments sold, not yet purchased
Corporate obligations	$ 9,895,254	(5,550,059)
Collateralized loan obligations and asset-backed securities	1,638,374	—
Mortgage-backed securities	25,028,152	(23)
U.S. government, U.S. agency and municipal government obligations	20,796,360	(7,496,953)
Equity securities	2,059,847	(2,232,301)
Derivatives:		
Interest rate contracts	123,096	(112,222)
Equity contracts	96,186	—
	$ 59,637,269	(15,391,558)

U.S. government securities of $970,601 have been pledged to clearing organizations as of December 31, 2019. Financial instruments owned at December 31, 2019, included debt securities issued by WFC with a fair value of $223,485 included in corporate obligations in the table above.

(8)   Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of WFC and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned, at fair value in the Statement of Financial Condition.

The Company purchases and sells financial instruments in VIEs in connection with its market making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), and other asset backed securities. The Company has made no liquidity arrangements, guarantees or commitments with third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

During the period ended December 31, 2019, there were no transfers of debt securities into VIEs. The prior securitizations were primarily U.S. government agency or U.S. Government Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations were done principally on behalf of customers to facilitate their purchase of agency backed mortgage securities that conform to their investment profile. The Company is not the primary beneficiary of these VIEs because it does not have the power to

(Dollars in thousands)

direct the activities that most significantly impact the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities. As of December 31, 2019, the Company held $61,601 of securities related to securitizations for which the Company included in financial instruments owned, at fair value in the Statement of Financial Condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. The Company was not required to consolidate any interest in VIEs.

The following tables provide a summary of unconsolidated VIEs with which the Company has significant continuing involvement. Significant continuing involvement includes transactions where the Company was the sponsor or transferor and has other significant forms of involvement. Sponsorship includes transactions with unconsolidated VIEs where the Company solely or materially participated in the initial design or structuring of the entity or marketing of the transaction to investors. When the Company transfers assets to a VIE and accounts for the transfer as a sale, the Company is considered the transferor. The tables do not include offsetting financial instruments that are held to mitigate the risks associated with these variable interest entities.

In the following tables, "Total VIE assets" represents the remaining principal balance of assets held by unconsolidated VIEs using the most current information available. "Carrying value" is the amount in our Statement of Financial Condition related to our involvement with the unconsolidated VIEs. "Maximum exposure to loss" from our involvement with off-balance sheet entities equals the carrying value of involvement with off-balance sheet (unconsolidated) VIEs as of December 31, 2019, as the Company does not have any other commitments or guarantees with those entities.

			Carrying value - asset (liability)	
		Total VIE assets	Debt and equity interests	Total Assets
Residential mortgage loan securitizations:				
Conforming	$	55,100,051	61,601	61,601
Other/nonconforming (1)		210,520	—	—
Commercial mortgage securitizations		2,426,477	—	—
Total	$	57,737,048	61,601	61,601

(1) Nonconforming residential mortgage loan securitizations are compromised of loans that do not conform to either government-sponsored entity or Federal Housing Administration standards.

	Maximum exposure to loss	
	Debt and equity interests	Total exposure
Residential mortgage loan securitizations:		
Conforming	$ 61,601	61,601
Other/nonconforming	—	—
Commercial mortgage securitizations	—	—
Total	$ 61,601	61,601

(9)   Fair Value Measurements

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of marker comparable pricing, option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from third party pricing services (vendors) or brokers or combination thereof, and accordingly, classifies these instruments as Level 2 or 3.

Financial instruments are mostly valued using internal trader prices that are subject to price verification procedures performed by independent internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor or broker prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor or broker price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while trading securities traded in secondary markets are typically valued using unadjusted vendor prices, these prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government, U.S. agency and municipal government obligations, corporate obligations, and certain mortgage-backed securities (MBS).

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, other asset backed securities, collateralized debt obligations (CDOs) and certain collateralized loan obligations (CLOs), and certain residual and retained interests in residential mortgage loan securitizations. The Company values CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, the Company uses management's best estimate.

The Company enters into both exchange traded and over-the-counter (OTC) derivatives. Quoted market prices are available and used for the Company's exchange traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, a majority of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign exchange rates,

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

Year Ended December 31, 2019
(Dollars in thousands)

prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives. Assets and liabilities measured at fair value at December 31, 2019 on a recurring basis are summarized below:

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Netting (a)	Total
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ —	9,857,256	37,998	—	9,895,254
Collateralized loan obligations and asset-backed securities	—	1,466,137	172,237	—	1,638,374
Mortgage-backed securities	—	25,028,152	—	—	25,028,152
US government, US agency and municipal government obligations	17,715,236	3,081,064	60	—	20,796,360
Equity securities	1,955,542	100,145	4,160	—	2,059,847
Derivatives:					
Interest rate contracts	—	495,837	—	(372,741)	123,096
Equity contracts	280,007	101,346	—	(285,167)	96,186
Foreign exchange contracts	—	2,050	—	(2,050)	—
Credit contracts	—	94,633	—	(94,633)	—
	$ 19,950,785	40,226,620	214,455	(754,591)	59,637,269
Financial instruments sold, not yet purchased (excluding derivatives):					
Corporate obligations	$ —	(5,550,058)	(1)	—	(5,550,059)
Collateralized loan obligations and asset-backed securities	—	—	—	—	—
Mortgage-backed securities	—	(23)	—	—	(23)
US government, US agency and municipal government obligations	(7,466,367)	(30,586)	—	—	(7,496,953)
Equity securities	(2,232,041)	(260)	—	—	(2,232,301)
Derivatives:					
Interest rate contracts	—	(498,751)	—	386,529	(112,222)
Equity contracts	(326,398)	(60)	(3,960)	330,418	—
Foreign exchange contracts	—	(11,179)	—	11,179	—
Credit contracts	—	(155,346)	(100)	155,446	—
	$ (10,024,806)	(6,246,263)	(4,061)	883,572	(15,391,558)

(a) The netting of securities owned (assets) by the amount of securities sold but not yet purchased (liabilities) occurs when the securities owned and the securities sold but not yet purchased have identical Committee on Uniform Security Identification Procedures (CUSIP's) numbers. Derivative assets and derivative liabilities subject to an enforcable master netting arrangement and related cash collateral are also netted on the accompanying Statement of Financial Condition when GAAP conditions have been met.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

Year Ended December 31, 2019

(Dollars in thousands)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2019 are summarized in the table below:

Change in Level 3 Assets and Liabilities on a Recurring Basis

	Beginning balance January 1, 2019	Total net gains/ (losses) included in earnings	Purchases, issuances, sales and settlements, net	Transfers into Level 3 (a)	Transfers out of Level 3 (b)	Ending balance as of December 31, 2019	net gains/ (losses) included in earnings related to positions held at period end
Financial instruments owned (excluding derivatives):							
Corporate obligations	$ 33,614	3,005	6,041	1,078	(5,740)	37,998	4,784
Collateralized loan obligations and asset-backed securities	235,047	(29,133)	(31,735)	—	(1,942)	172,237	(11,513)
Mortgage-backed securities	—	—	—	—	—	—	—
US government, US agency and municipal government obligations	160	—	(100)	—	—	60	—
Equity securities	13,357	(11,813)	(258)	8,654	(5,780)	4,160	(87)
	$ 282,178	(37,941)	(26,052)	9,732	(13,462)	214,455	(6,816)
Financial instruments sold, not yet purchased (excluding derivatives):							
Corporate obligations	$ (13)	12	—	—	—	(1)	—
Collateralized loan obligations and asset-backed securities	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—
US government, US agency and municipal government obligations	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—
	$ (13)	12	—	—	—	(1)	—
Net derivatives assets and liabilities:							
Equity contracts, net	(1,807)	(3,148)	995	—	—	(3,960)	(1,930)
Credit contracts, net	(250)	466	(316)	—	—	(100)	100
	$ (2,057)	(2,682)	679	—	—	(4,061)	(1,830)

(a) All assets and liabilities transferred into level 3 were previously classified within level 2.

(b) All assets and liabilities transferred out of level 3 are classified as level 2.

(Dollars in thousands)

The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2019.

	Purchases, Sales, Issuances, and Settlements Related to Changes in Level 3 Assets and Liabilties				
	Purchases	**Sales**	**Issuances**	**Settlements**	**Net**
Financial instruments owned (excluding derivatives):					
Corporate obligations, net	$ 18,890	(12,849)	—	—	6,041
Collateralized loan obligations and asset-backed securities	264,579	(274,142)	—	(22,172)	(31,735)
US government, US agency and municipal government obligations		(100)	—	—	(100)
Equity securities	669	(927)	—	—	(258)
	$ 284,138	(288,018)	—	(22,172)	(26,052)
Derivatives (net):					
Equity contracts, net	—	—	—	995	995
Credit contracts, net	—	—	—	(316)	(316)
	$ —	—	—	679	679

Valuation Techniques - Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation substantially all Level 3 assets and liabilities measured at fair value on a recurring basis which is used as an internal model.

				Range of unobservable inputs		
	Fair value of amount reported (Level 3)	**Valuation technique**	**Significant unobservable input**	**Low end of range**	**High end of range**	**Weighted average**
Financial instruments (excluding derivatives):						
Corporate obligations (1)	$ 37,998	Market comparable pricing	Comparability adjustment	-5.71 %	7.39 %	(1.67)%
Collateralized loan obligations	172,237	Market comparable pricing	Comparability adjustment	(15.00)%	19.20 %	1.52 %
US government, US agency and municipal government obligations	60	Market comparable pricing	Comparability adjustment	— %	— %	— %
Equity securities	4,160	Market comparable pricing	Comparability adjustment	— %	— %	— %
Total financial instruments owned	$ 214,455					
Derivatives (net):						
Equity contracts	(3,960)	Option pricing model	Volatility factor	17.60 %	26.21 %	24.93 %
			Correlation factor	(50.00)%	90.00 %	79.64 %
Credit contracts	(100)	Market comparable pricing	Comparability adjustment	(4.29)%	(4.29)%	(4.29)%
Total derivatives	$ (4,060)					

(1) Corporate Obligations are shown net of $(13) of Corporate Obligations sold, net yet purchased.

The valuation techniques used for Level 3 assets and liabilities, as presented in the previous tables, are described as follows:

- Market Comparable Pricing - Used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.

- Option Price Modeling - Generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option pricing models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.

Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding tables. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument.

Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

Significant unobservable inputs presented in the previous tables are those considered significant to the fair value of the Level 3 asset or liability. Unobservable inputs are considered to be significant, if by their exclusion, the fair value of the Level 3 asset or liability would be impacted by a predetermined percentage change or based on qualitative factors, such as nature of the instrument, type of valuation techniques used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the tables.

- Comparability adjustment - is an adjustment made to observed market data, such as a transaction price in order to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach expressed as a percentage of an observed price.

- Volatility factor - is the extent of change in price an item is estimated to fluctuate over a specified period of time expressed as a percentage of relative change in price over a period over time.

(Dollars in thousands)

- Correlation factor - is the likelihood of one instrument changing in price relative to another based on an established relationship expressed as a percentage of relative change in price over a period over time.

Disclosures about Fair Value of Financial Assets and Liabilities

The table below is a summary of fair value estimates for financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which are included within the Assets and Liabilities Recorded at Fair Value on a Recurring Basis table included earlier in this Note. The carrying amounts in the following table are recorded on the Statement of Financial Condition under the indicated captions.

		Carrying amount	Estimated Fair Value Hierarchy			Total estimated fair value
			Level 1	Level 2	Level 3	
Financial assets						
Cash	$	111,424	111,424	—	—	111,424
Cash segregated pursuant to federal regulations		2,361,878	2,361,878	—	—	2,361,878
Securities borrowed		31,926,833	—	31,926,833	—	31,926,833
Securities purchased under agreements to resell		21,350,116	—	21,350,116	—	21,350,116
Receivable from broker-dealers and clearing organizations		18,717,937	—	18,717,937	—	18,717,937
Receivable from customers, net		7,125,995	—	7,125,995	—	7,125,995
Receivable from affiliates		21,102	—	21,102	—	21,102
Financial liabilities						
Securities sold under agreements to repurchase	$	88,247,805	—	88,247,805	—	88,247,805
Securities loaned		4,391,948	—	4,391,948	—	4,391,948
Payable to customers		12,818,048	—	12,818,048	—	12,818,048
Payable to broker-dealers and clearing organizations		325,425	—	325,425	—	325,425
Payable to non-customers		460,840	—	460,840	—	460,840
Payable to affiliates		57,040	—	57,040	—	57,040
Borrowings		6,145,224	—	6,145,224	—	6,145,224
Subordinated borrowings		7,300,000	—	7,300,000	—	7,300,000

There were no circumstances which required the Company to measure any assets or liabilities at fair value on a nonrecurring basis as of December 31, 2019.

(10) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2019, the fair value of this collateral was $67,671,518 of which $58,189,398 was re-pledged or sold by the Company. The collateral is received primarily from other broker dealers or institutional customers and is used by the Company to enter into securities lending agreements, securities sold with agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(Dollars in thousands)

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2019 :

Property and leasehold improvements	$	1,842
Furniture and equipment		379
Communications and computer equipment		3,495
Lease right of use asset		6,084
		11,800
Less: accumulated depreciation and amortization		5,539
Total	$	6,261

(12) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates, of which $3,706,478 is outstanding at December 31, 2019. The agreements are generally overnight transactions. Included in interest receivable at December 31, 2019, related to these transactions is $1,085 due from affiliates.

The Company also enters into securities borrowed transactions with affiliates, of which $2,211,203 is outstanding at December 31, 2019. Included in interest receivable at December 31, 2019, related to these transactions is $8,007 due from affiliates.

(b) Securities Sold under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates, of which $7,658,072 is outstanding at December 31, 2019. The agreements are generally overnight transactions. Included in accrued interest payable at December 31, 2019, from these agreements is $567 due to affiliates.

The Company also enters into securities loaned transactions with affiliates, of which $1,240,734 were outstanding at December 31, 2019. Included in interest payable at December 31, 2019, from these transactions is $1,608 due to affiliates.

(Dollars in thousands)

(c) Services Provided by Affiliates to the Company

Approximately $164,945 of payables in other liabilities at December 31, 2019 are primarily related to expense reimbursements due to affiliates.

(d) Services Provided by the Company to Affiliates

The Company acts as an agent for WFC and its subsidiaries providing various services. Approximately $21,102 of receivables in receivable from affiliates at December 31, 2019 are primarily related to expense reimbursements due from affiliates.

(e) Interest Rate, Equity and Credit Default Swap Transactions

The Company has entered into interest rate, equity, and credit default swap transactions with Wells Fargo Bank, N.A. (WFBNA), an affiliated bank, to economically hedge its financial instrument positions. At December 31, 2019, the notional value of interest rate swaps are a net sale of payments of fixed interest rates of $2,009,850, equity swaps are a net sale of protection of $270,913 and credit default swaps are a net purchase of protection of $830,195. The estimated fair values of the interest rate, equity and credit default swaps at December 31, 2019, are $11,223, $5,101 and $60,709 respectively, which are included net in financial instruments owned in the Statement of Financial Condition. There was cash margin on deposit of $80,790 in support of this activity at December 31, 2019. Additionally, securities with a market value of $86,572 have been pledged by WFBNA to the Company.

The Company also clears certain interest rate swaps and futures for WFBNA as well as other affiliates.

(f) Clearing Services

The Company has entered into a fully disclosed clearing agreement with WFCS to clear some of its customers' securities transactions. The agreement provides for the Company to pay WFCS on a cost plus reimbursement arrangement. At December 31, 2019, $13 was receivable from WFCS in connection with the fully disclosed clearing arrangement.

(g) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2019, fails to deliver of $43,575 and fails to receive of $8,171 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(Dollars in thousands)

(h) Subordinated Borrowings and Other Borrowings

The Company has one revolving subordinated loan facility for $8,000,000 with a subsidiary of WFC, WFC Holdings, LLC (WFCH). The interest rate is reset monthly based on 3 month LIBOR plus 1.35 basis points. Interest payable to WFCH related to these borrowings totaled $19,772 at December 31, 2019. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company's outstanding borrowings under subordination agreements at December 31, 2019 totaled $7,300,000 under the $8,000,000 revolving subordinated note facility due December 28, 2021 and carried a variable interest rate of 3.25% at December 31, 2019. In addition, the Company incurred daylight overdraft charges totaling $5,159 for the year.

The Company also has in place other unsecured borrowing agreements with WFCH as of December 31, 2019 and are listed in the following table:

		At December 31, 2019		
Description	**Committed / Uncommitted**	**Notional**	**Outstanding Balance**	**Interest Payable**
Line of Credit	Committed	$ 8,000,000	2,100,000	4,049
Short Term Promisory Note	Uncommitted	500,000	45,224	730
Line of Credit	Uncommitted	6,000,000	4,000,000	7,712
		$ 14,500,000	6,145,224	12,491

(i) Employee Benefits, Deferred Compensation and Stock Plans

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Deferred Compensation and Stock Plans

The Company participates in WFC's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. Awards consist of long-term deferred cash awards, restricted stock rights (RSRs) and performance share awards (PSAs), which may be granted periodically to certain employees.

The deferred portion of the award further takes the form of RSRs, PSAs and Long Term Cash. Deferred cash incentive awards generally vest over a three-year period while, RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate and of the benefits at any time.

(j)   Acquisition of Intangible Assets

The Company acquired certain customer contracts and associated relationships from WFCS. The carrying value of these customer relationships as of December 31, 2019 is $3,088 and is included in other assets on the Statement of Financial Condition. These assets are amortized over a three year period on an accelerated basis. No impairment losses were recorded during the year ended December 31, 2019 with respect to these assets.

(13)   Derivatives

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when issued basis (when issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument. The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker dealer's creditworthiness on a case by case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, additional collateral was not required by the Company at December 31, 2019.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned, at fair value or financial instruments sold, not yet purchased in the Statement of Financial Condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and

(Dollars in thousands)

degree of risk that traders may undertake. These limits, approved by senior management and the risk positions of traders, are reviewed on a daily basis to monitor compliance with the limits.

As of December 31, 2019, the following were the notional or contractual amounts of derivative financial instruments and their related fair values:

			Fair value	
Derivative instruments		**Notional or contractual amount**	**Asset derivatives**	**Liability derivatives**
Interest rate contracts	$	469,260,991	495,837	(498,751)
Equity contracts		28,395,225	381,353	(330,418)
Foreign exchange contracts		1,159,653	2,050	(11,179)
Credit contracts - protection sold		1,202,862	65,571	(31,203)
Credit contracts - protection purchased		2,043,064	29,062	(124,243)
Sub-total		502,061,795	973,873	(995,794)
Netting (1)		—	(754,591)	883,572
Total	$	502,061,795	219,282	(112,222)

(1) Represents balance sheet netting of derivative asset and liability balances and related cash collateral. See the next table in this Note for further information.

For the year ended December 31, 2019, net trading gains (losses) on interest rate contracts, equity contracts, foreign exchange contracts, and credit contracts were $(680,412), $(234,236), $1,400 and $(11,511) respectively. Forward and commodity contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Equity contracts are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option and other market risk factors that may impact the fair value of the option.

The following table provides information on the gross fair values of assets and liabilities, the Statement of Financial Condition netting adjustments and the resulting net fair value amount recorded in the Statement of Financial Condition, as well as the non-cash collateral associated with such arrangements. The "Net Amounts" column within the following table represents the aggregate of our net exposure to each counterparty after considering the Statement of Financial Condition and disclosure-only netting adjustments. We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit limits, using master netting arrangements and obtaining collateral. Derivative contracts executed in over-the-counter markets include bilateral contractual arrangements that are not cleared through a central clearing organization but are typically subject to master netting arrangements. The percentage of our bilateral derivative transactions outstanding at period end in such markets, based on gross fair value, is

(Dollars in thousands)

provided within the following table. Other derivative contracts executed in over-the-counter or exchange-traded markets are settled through a central clearing organization and are excluded from this percentage.

In addition to the netting amounts included in the table, we also have Statement of Financial Condition netting related to resale and repurchase agreements that are disclosed within Note 16.

The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

	Gross amounts recognized	Gross amounts off set in Statement of Financial Condition (1)	Net amounts in Statement of Financial Condition (2)	Gross amounts not offset in Statement of Financial Condition (Disclosure-only netting) (3)	Net amounts	Percentage exchanged in over-the counter market (4)
Derivative assets						
Interest rate contracts	$ 495,837	(372,741)	123,096	—	123,096	48%
Equity contracts	381,353	(285,167)	96,186	—	96,186	27%
Foreign exchange contracts	2,050	(2,050)	—	—	—	100%
Credit contracts - protection sold	65,571	(65,571)	—	—	—	100%
Credit contracts - protection purchased	29,062	(29,062)	—	—	—	100%
	$ 973,873	(754,591)	219,282	—	219,282	
Derivative liabilities						
Interest rate contracts	$ (498,751)	386,529	(112,222)	—	(112,222)	46%
Equity contracts	(330,418)	330,418	—	—	—	1%
Foreign exchange contracts	(11,179)	11,179	—	—	—	100%
Credit contracts - protection sold	(31,203)	31,203	—	—	—	100%
Credit contracts - protection purchased	(124,243)	124,243	—	—	—	100%
	$ (995,794)	883,572	(112,222)	—	(112,222)	

(1) Represents amounts with counterparties subject to enforceable master netting arrangements that have been offset in the Statement of Financial Condition, including related cash collateral and portfolio level counterparty valuations adjustments. There were no counterparty valuation adjustments related to derivative assets or liabilities at December 31, 2019. Additionally, cash collateral amounts of $17,222 and $147,069 were netted against derivative assets and liabilities, respectively, December 31, 2019.
(2) Net derivative assets are classified in financial instruments owned, at fair value, and Net derivative liabilities are classified in financial instruments sold, not yet purchased, at fair value, in the Statement of Financial Condition.
(3) Represents non-cash collateral pledged and received against derivative assets and liabilities with the same counterparty that are subject to enforceable master netting arrangements. U.S. GAAP does not permit netting of such non-cash collateral balances in the Statement of Financial Condition, but requires disclosure of these amounts.
(4) Represents derivatives executed in over-the-counter markets that are not settled through a central clearing organization. Over-the-counter percentages are calculated based on gross amounts recognized as of the balance sheet date. The remaining percentage represents derivatives settled through a central clearing organization, which are executed in either over-the-counter or exchanged-traded markets.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

Year Ended December 31, 2019

(Dollars in thousands)

Credit Derivatives

The Company uses credit derivatives to manage exposure to credit risk related to its customer accommodation and market making activity. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The majority of the credit contracts are executed with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $907,537 where the Company has also purchased offsetting credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors. The following table provides details of sold and purchased credit derivatives as of December 31, 2019.

	Fair value liability	Protection sold (A)	Notional amount Protection sold-non-investment grade	Protection purchased with identical underlyings (B)	Net protection sold (A) - (B)	Other protection purchased	Range of maturities
Credit default swaps-	$ (30,885)	832,935	619,286	480,705	352,230	745,461	2020-2024
Credit default swaps -	(100)	5,000	5,000	—	5,000	—	2022
Credit protection - CDS	(8)	135,130	135,130	236,945	(101,815)	340,179	2020-2024
Credit protection -	(210)	229,797	—	189,887	39,910	49,887	2047-2058
Total credit derivatives	$ (31,203)	1,202,862	759,416	907,537	295,325	1,135,527	

The Protection sold - non-investment grade category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the Protection sold - non-investment grade represents the amount of exposure which would be incurred under an assumed hypothetical circumstance and, accordingly, this disclosure is not an indication of expected loss for which payment is of a high likelihood. Such payment may not result in a loss. As such, the Protection sold - non-investment grade column is not an indication of loss probability.

(14) Guarantees, Commitments, and Contingent Liabilities

Underwriting Commitments

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2019, and were subsequently settled had no material impact on the Company's Statement of Financial Condition.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities, and many of those proceedings expose the Company to potential financial loss. We establish accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable; however, if we cannot determine a best estimate, then we record the low end of the range of those potential losses. The actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to the Company's Statement of Financial Condition for any particular period.

Exchange and Clearing House Guarantees

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. The Company has not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what it believes is an extremely remote possibility, where the value of our interests and any associated collateral declines to zero. The maximum exposure to loss related to our clearing house arrangements at December 31, 2019 is $3,897,447. The Company has made deposits with clearing organization in the form of cash of $587,976. The Company has also made deposits with clearing organizations with pledged collateral of $970,601.

The Company clears transactions on behalf of its clients through various clearing houses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and

(Dollars in thousands)

maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Other Contingencies

The Company introduces certain of its customer transactions to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify WFCS for credit losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2019, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2019, related to these indemnifications.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. As of the end of 2019, WFC's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below WFC's level of total assets as of December 31, 2017. Additionally, after removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

(15)   Securities Financing Activities

The Company enters into resale and repurchase agreements and securities borrowing and lending agreements (collectively, "securities financing activities") primarily to finance inventory positions, acquire securities to cover short trading positions, accommodate customers' financing needs, and settle other securities obligations. The majority of securities financing activities involve high quality, liquid securities such as U.S. Treasury securities and government agency securities, and to a lesser extent, less liquid securities, including equity securities, corporate bonds and asset-backed securities. These transactions are accounted for as collateralized financings which are typically received or pledged securities as collateral. These financing transactions generally do not have material credit risk given the collateral provided and the related monitoring processes.

Offsetting of resale and repurchase agreements and securities borrowing and lending agreements

The table below presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings, and those with a single counterparty are presented net on the Statement of Financial Condition, provided certain criteria are met that permit netting. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for Statement of Financial Condition netting. There were no securities borrowing or lending agreements subject to MSLAs that were eligible for netting.

(Dollars in thousands)

While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty:

Assets:		
Resale and securities borrowings agreements		
Gross amounts recognized	$	68,072,194
Gross amounts offset in statement of financial condition (1)		(14,795,245)
Net amounts in statement of financial condition (2)		53,276,949
Collateral not recognized in statement of financial condition (3)		(52,540,290)
Net Amount (4)	$	736,659
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	107,434,998
Gross amounts offset in statement of financial condition (1)		(14,795,245)
Net amounts on the statement of financial condition (5)		92,639,753
Collateral pledged but not yet netted in statement of financial condition (6)		(92,541,455)
Net Amount (7)	$	98,298

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset in the Statement of Financial Condition.

(2) At December 31, 2019, includes $21,350,116, classified on our statement of financial condition in Securities purchased under agreements to resell, and $31,926,833 in Securities Borrowed.

(3) Represents the fair value of collateral we have received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset due from each counterparty. At December 31, 2019, we have received total collateral with a fair value of $67,671,518 all of which we have the right to sell or repledge. These amounts include amounts we have sold or repledged to others with a fair value of $58,189,398.

(4) Represents the amount of our exposure that is not collateralized and/or is not subject to enforceable MRA.

(5) At December 31, 2019, includes $88,247,805, classified on our statement of financial condition in Securities sold under agreements to repurchase, and $4,391,948 in Securities loaned.

(6) Represents fair value of collateral we have pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty. At December 31, 2019, we have pledged a total collateral with a fair value of $103,465,725, all of which the counterparty has the right to sell or repledge.

(7) Represents the amount of our exposure that is not covered by pledged collateral and/or is not subject to an enforceable MRA or MSLA.

Repurchase and securities lending agreements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. In these transactions, cash is received in exchange for transferring securities as collateral and an obligation is recognized to reacquire the securities for cash at the transaction's maturity. These types of transactions create risks, including (1) the counterparty may fail to return the securities at maturity; (2) the fair value of the securities transferred may decline below the amount of our obligation to reacquire the securities, and therefore create an obligation for us to pledge additional amounts; and (3) the counterparty may accelerate the maturity on demand, requiring the Company to reacquire the security prior

(Dollars in thousands)

to contractual maturity. The Company attempts to mitigate these risks by the fact that the majority of our securities financing activities involve highly liquid securities; we underwrite and monitor the financial strength of our counterparties; we monitor the fair value of collateral pledged relative to contractually required repurchase amounts; and we monitor that our collateral is properly returned through the clearing and settlement process in advance of our cash payment. The following table provides the underlying collateral types of our gross obligations under repurchase and securities lending agreements.

		Total Gross Obligation
Repurchase agreements:		
Corporate obligations	$	7,126,250
Asset-backed securities		1,843,332
Mortgage-backed securities		47,794,496
U.S. government, U.S. agency and municipal government obligations		43,899,599
Equity securities		1,673,836
Other		705,537
Total repurchases		103,043,050
Securities lending:		
Corporate obligations	$	149,952
U.S. government, U.S. agency and municipal government obligations		13,548
Equity securities (1)		4,226,750
Other		1,698
Total securities lending		4,391,948
Total repurchases and securities lending	$	107,434,998

(1) Equity securities are generally exchange traded and either re-hypothecated under margin lending agreements or obtained through contemporaneous securities borrowing transactions with other counterparties.

(Dollars in thousands)

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements.

		Overnight/ Continuous	Up to 30 days	30-90 days	>90 days	Total Gross Obligation
Repurchase agreements	$	76,917,877	17,429,923	4,825,250	3,870,000	103,043,050
Securities lending		4,246,574	-	145,374	-	4,391,948
Total (1)	$	81,164,451	17,429,923	4,970,624	3,870,000	107,434,998

(1) Repurchase and securities lending transactions are primarily conducted under enforceable master lending agreements that allow either party to terminate the transaction on demand. These transactions have been reported as continuous obligations unless the MRA or MSLA has been modified with an overriding agreement that specifies an alternative termination date.

(16) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of combined aggregate debit balances arising from customer transactions, as defined. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,500 or $1,141,680, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2019, the Company had net capital of $8,660,721, which was 56.42% of aggregate debit items and $7,519,041 in excess of the minimum net capital requirement.

(17) Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year end December 31, 2019, and through February 28, 2020 which is the date we issued the Statement of Financial Condition. During this period, there have been no material subsequent events that would require recognition or disclosure in the Statement of Financial Condition.